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FORM 3                                                                                                          OMB APPROVAL
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                                      U.S. SECURITIES AND EXCHANGE COMMISSION                           OMB Number:        3235-0104
                                               Washington, D.C. 20549                                   Expires:  September 30, 1998
                                                                                                        Estimated average burden
                              INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES                   hours per response.......0.5
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                       Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                         Section 17(a) of the Public Utility Holding Company Act of 1935 or
                               Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)
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
1. Name and Address of Reporting Person*       2. Date of Event          4. Issuer Name and Ticker or Trading Symbol
                                                  Requiring Statement
                                                  (Month/Day/Year)          Smith's Food & Drug Centers, Inc. ("SFD")
   Fred Meyer, Inc.                                                     ------------------------------------------------------------
   ------------------------------------------                            5. Relationship of Reporting Person  6. If Amendment,
       (Last)       (First)        (Middle)                                 to Issuer                            Date of Original
                                                  May 11, 1997              (Check all applicable)               (Month/Day/Year)
                                             ---------------------------
   3800 SE 22nd Avenue                         3. IRS or Social                 Director     X  10% Owner    -----------------------
   ------------------------------------------     Security Number of        ---             ---               7. Individual or Joint
                    (Street)                      Reporting Person                                               /Group Filing
                                                  (Voluntary)                    Officer         Other           (Check Applicable
                                                                            --- (give title --- (specify          Line)
   Portland         Oregon           97202                                       below)          below)        X  Form filed by One
   ------------------------------------------                                                                 --- Reporting Person
       (City)       (State)          (Zip)                                                                        Form filed by More
                                                                            ----------------------------          than One Reporting
                                                                                                              --- Person
                                             ---------------------------------------------------------------------------------------
                                                             TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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
1. Title of Security                            2. Amount of Securities     3. Ownership            4. Nature of Indirect Beneficial
   (Instr. 4)                                      Beneficially Owned          Form:  Direct (D)       Ownership (Instr. 5)
                                                   (Instr. 4)                  or Indirect (I)
                                                                               (Instr. 5)
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(1)  In connection with a proposed reorganization transaction (the "Reorganization") between the Reporting Person and the Issuer, the Reporting Person has entered into voting agreements (the "Voting Agreements") with certain shareholders of the Issuer. The
     Voting Agreements provide that the shareholders will vote all securities of the Issuer held by such shareholders that are entitled to vote at the meeting of the shareholders of the Issuer called to consider and vote upon the Reoganization (i) in favor of approving the Reorganization, (ii) against any other merger agreement or merger, consolidation, combination, dissolution, liquidation or winding up by the Issuer, or any other acquisition proposal, and (iii) against any amendment to the
     Issuer's certificate of incorporation or bylaws or other proposal or transaction that would in any manner impede, frustrate, prevent, or nullify the Reorganization. The Reporting Person has no pecuniary interest in such shares and disclaims beneficial ownership of such shares.

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).                                   SEC 1473 (7-96)
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FORM 3 (continued)
        TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (e.g., puts, calls, warrants, options, convertible securities)
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
1. Title of Derivative Security   2. Date Exer-   3. Title and Amount of Securities   4. Conver-   5. Ownership   6. Nature of
   (Instr. 4)                        cisable and     Underlying Derivative Security      sion or      Form of        Indirect
                                     Expiration      (Instr. 4)                          Exercise     Derivative     Beneficial
                                     Date                                                Price of     Security:      Ownership
                                     (Month/Day/                                         Derivative   Direct (D)     (Instr. 5)
                                      Year)                                              Security     or
                                 -----------------------------------------------------                Indirect (I)
                                   Date   Expira-                         Amount or                   (Instr. 5)
                                   Exer-   tion        Title              Number of
                                  cisable  Date                           Shares
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Explanation of Responses:

                                                                FRED MEYER, INC.

    ** Intentional misstatements or omissions of facts          By: ROGER A. COOKE*                       May 20, 1997
       constitute Federal Criminal Violations.                      ------------------------------------  --------------------------
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                    **Signature of Reporting Person                Date

                                                                    * Roger A. Cooke, Sr. Vice President,
                                                                      General Counsel and Secretary

 Note: File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information in this form are                                        Page 2
not required to respond unless the form displays a correct valid OMB Number.                                         SEC 1473 (7-96)
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